DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 64
Telephone (31) 4
Internet: www.dsn
E-mail : media.rel





15E

Heerlen (NL), 12 May 2005

DSM focuses its vitamin C production in Dalry, UK

Company reconfirms commitment to strengthening vitamin C position

Today, DSM Nutritional Products announced its strategy for the production of vitamin C. DSM will concentrate its production of bulk vitamin C in Dalry (Scotland, UK). As a consequence, DSM will close its plant for bulk ascorbic acid (vitamin C) in Belvidere (NJ, USA). DSM reconfirmed its strong commitment to vitamin C to secure its leadership position in the field of vitamins in general and vitamin C in particular. As part of these plans DSM Nutritional Products will implement an extensive package of measures to optimize its vitamin C production, leading to important cost reductions and improved supply chain flexibility.

DSM will focus its production of vitamin C at the plant in Dalry. Currently investments are being made to upgrade the plant within the scope of the Vital Project, the integration and transformation program of DSM Nutritional Products. This will lead to important cost reductions and allow for increased raw material flexibility. At the same time DSM is developing flexible alternative sourcing options, including the recently announced intended alliances in China.

Closure of the bulk ascorbic acid plant at the Belvidere site is expected to take place in Q3 2005. The formulation plant in Belvidere will be adjusted to optimize the production of specific product formulations for the North American and other markets. DSM will continue to produce its other products at the Belvidere site, such as formulations for other vitamins and arachidonic acid for baby formula milk.

The above decisions, on top of the measures that are already being taken in Dalry and Belvidere in the framework of the Vital project, will lead to a reduction of the workforce in Belvidere by approximately 150 people.

The continuous drive for asset base optimizations on the one hand and the competitive landscape on the other hand form the two key drivers for the decisions taken. The measures will enable DSM to leverage its competitiveness and to strengthen its position in the vitamin C business through substantial cost reductions. DSM Nutritional Products will continue to meet the expected vitamin C and formulations demand from its customers.

Feike Sijbesma, member of the DSM Managing Board and CEO of DSM Nutritional Products, says: "*We are pleased that our strategy for vitamin C is now established and that this has provided clarity for all involved, although we sympathize with those affected by these unavoidable measures. With these steps we are showing our commitment as well as our dedication to improving our competitiveness. In addition to the steps announced today, we are currently also developing a 'one step direct fermentation process' for vitamin C. This technology can strengthen our position even further in the years to come.*"

DSM Nutritional Products
DSM Nutritional Products, the successor to Roche's Vitamins & Fine Chemicals Division, is the world's leading supplier of vitamins, carotenoids and other fine chemicals to the feed, food, pharmaceutical and personal care industries. The company will maintain its tradition as a pioneer in the discovery of new products, new formulations and attractive applications for all industry segments. For further information please visit www.dsmnutritionalproducts.com.

DSM
DSM is active worldwide in life science products, performance materials and industrial chemicals. The group develops, produces and markets innovative products and services that are designed to raise the quality of life. DSM's products are used in a wide range of end-use markets and applications, including human and animal nutrition and health, cosmetics, pharmaceuticals, the automotive industry, coatings, the construction industry and the electrics & electronics market. The group has annual sales of around EUR 8 billion and employs about 24,000 people worldwide. DSM is a leading world player in many of the markets in which it operates and has plants and facilities on every continent. The company's head office is in the Netherlands. For more information on DSM, please visit www.dsm.com.

For more information:

DSM Corporate Communications
Médard Schoenmaeckers
tel. +31 (45) 5782035
fax +31 (45) 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (45) 5782864
fax +31 (45) 5782595
e-mail investor.relations@dsm.com